Securities And Exchange Commission

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934

Commission File No.  333-98879

COMMUNITY BANCSHARES OF WEST GEORGIA, INC.

(Exact name of Registrant as specified in its Charter)

Richard C. Hayden

President and Chief Executive Officer

Community Bancshares of West Georgia, Inc.

402 Bankhead Highway

Villa Rica, Georgia 30180

(770) 456-9922

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Larry W. Shackelford, Esq.

Morris, Manning & Martin, L.L.P.

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia  30326

(404) 233-7000  (404) 365-9532 (Fax)

COMMON STOCK

(Title of each class of securities covered by this Form)

NONE

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Community Bancshares of West Georgia, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMMUNITY BANCSHARES OF WEST GEORGIA, INC.

Date: January 30, 2003	/s/ Richard C. Hayden
Richard C. Hayden
President and Chief Executive Officer